As filed with the Securities and Exchange Commission on July 8, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT

NO. 4 TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Royal Dutch Petroleum Company

(Name of Subject Company (Issuer))

Royal Dutch Shell plc

(Name of Filing Person (Offeror))

Ordinary Shares,

nominal (par) value €0.56 per share
(Title of Class of Securities)

780257804

(CUSIP Number of Class of Securities)

Peter Voser

Chief Financial Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
(011 31 70) 377 9111
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

With a Copy to:

William P. Rogers, Jr.

Cravath, Swaine & Moore LLP
Citypoint, One Ropemaker Street
London EC2Y 9HR
England
+44(0)20 7453 1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)

$44,761,639,328.76	$5,268,444.95

(1)	For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Royal Dutch ordinary shares to be received by Royal Dutch Shell, assuming acceptance of the Offer by all holders of Royal Dutch ordinary shares in New York registry form and all holders of Royal Dutch ordinary shares in bearer or Hague registry form in the United States, is calculated as follows: The sum of (i) the product of 1,107,326,950 Royal Dutch Ordinary shares in New York registry form and a price of $28.32, which represents the average of the high and low prices of Royal Dutch ordinary shares in New York registry form on the New York Stock Exchange on May 13, 2005 and subsequently dividing such amount by two as one Royal Dutch Shell Class A ADR, which will represent two Royal Dutch Shell Class A Ordinary Shares, is being offered in exchange for each Royal Dutch ordinary share in New York registry form, and (ii) the product of 471,740,236 Royal Dutch ordinary shares in Hague registry form and a price of $28.41, which represents the average of the high and low prices of Royal Dutch ordinary shares in Hague registry form on Euronext Amsterdam on May 13, 2005, converted to U.S. dollars using the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York, and subsequently dividing such amount by two as two Royal Dutch Shell Class A Ordinary Shares are being offered in exchange for each Royal Dutch ordinary share in Hague registry form.

(2)	The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million of transaction value, or $5,268,444.95

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,628,444.95

Form or Registration No.: Form F-4 (Registration No. 333-125037)
Filing Party: Royal Dutch Shell plc
Date Filed: May 18, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 4 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed on May 19, 2005 by Royal Dutch Shell plc (“Royal Dutch Shell”), as amended on June 14, 2005, June 28, 2005, and July 1, 2005, amends the Schedule TO to supplement Items 4 and 12 thereof (but does not amend any other Item). The Schedule TO relates to the exchange offer (the “Offer”) made by Royal Dutch Shell to exchange all of the issued and outstanding ordinary shares of the Royal Dutch Petroleum Company (“Royal Dutch”) on the basis of 2 Royal Dutch Shell Class A ordinary shares (the “Class A Shares”) for each Royal Dutch ordinary share in bearer or Hague registry form or 1 Royal Dutch Shell American depositary share (representing two Class A Shares) for each Royal Dutch ordinary share in New York registry form. The terms and conditions of the Offer are set forth in a prospectus of Royal Dutch Shell dated May 19, 2005 (the “Prospectus”). This Amendment No. 4 is being filed on behalf of Royal Dutch Shell.

Item 4.     Terms of the Transaction.

     Item 4 of the Schedule TO is hereby supplemented by the following:

On July 8, 2005, Royal Dutch Shell announced that it reserves the right (but is not obligated) to reduce the minimum percentage of Royal Dutch ordinary shares that must be submitted for exchange (and not withdrawn) before the expiry of the acceptance period for the Offer from 95% to any level at or in excess of 75%. The announcement was not an indication of current acceptance levels and did not constitute a reduction of the acceptance condition itself. Any such reduction will only be made on or after 18 July 2005.

In such announcement, Royal Dutch Shell advised holders of Royal Dutch ordinary shares who have already tendered their shares but whose willingness to accept the Offer would be affected by a reduction of the minimum percentage in the acceptance condition to withdraw their acceptances immediately but in any event before the end of the offer acceptance period at 11:00 p.m. Amsterdam time on 18 July 2005.

Item 12.     Exhibits.

     Item 12 of the Schedule TO is hereby amended to add the following:

(a)(1)(xxi)	Press Release Announcing Reservation of Right to Reduce Minimum Acceptance Condition (incorporated by reference to the filing made by Royal Dutch Shell on July 8, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).
(a)(1)(xxii)	Form of advertisement to be published in the Wall Street Journal on July 11, 2005 (incorporated by reference to the filing made by Royal Dutch Shell on July 8, 2005 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended).

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to the Schedule TO is true, complete and correct.

ROYAL DUTCH SHELL PLC

By:	/s/ Peter Voser

Name: Peter Voser
Title: Director and Chief Financial Officer

Dated: July 8, 2005